UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2005
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Connecticut Natural Gas Corporation
   Union Employee Savings Plan
P. O. Box 1500
Hartford, Connecticut 06144-1500

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The Connecticut Natural Gas Corporation Union Employee Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2005 and 2004 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Connecticut Natural Gas Corporation Union Employee Savings Plan

Date: June 29, 2006	By /s/James E. Earley James E. Earley Committee Member
Date: June 29, 2006	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 29, 2006	By /s/Robert D. Kump Robert D. Kump Committee Member
Date: June 29, 2006	By /s/F. Michael McClain F. Michael McClain Committee Member

APPENDIX 1

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Index to Financial Statements and Supplemental Schedule

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the

Connecticut Natural Gas Company Union Employee Savings Plan

We have audited the accompanying statements of the net assets available for benefits of the Connecticut Natural Gas Company Union Employee Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Connecticut Natural Gas Company Union Employee Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the Unites States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 23, 2006

 Connecticut Natural Gas Corporation
Union Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets:
Investments:
Registered Investment Companies	$ 16,455,911	$ 14,120,369
Stable Value Fund	4,718,683	4,699,345
Energy East Corporation Stock Fund	7,577,252	9,029,130
Participant loans	792,548	747,105

	29,544,394	28,595,949
Receivables:
Contributions Receivable	32,600	30,373

Net assets available for benefits	$ 29,576,994	$ 28,626,322

See notes to financial statements.

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004

Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments	$ (698,678)	$ 2,880,754
Interest and dividends	1,151,279	739,363

	452,601	3,620,117
Contributions:
Participant	1,012,562	990,328
Employer	481,548	480,078
Transfers from other qualified plans	47,311	242,198

	1,541,421	1,712,604

Total additions	1,994,022	5,332,721

Deductions:
Benefits paid to participants	1,043,350	2,615,932

Total deductions	1,043,350	2,615,932

Net increase	950,672	2,716,789
Net assets available for benefits: Beginning of year	28,626,322	25,909,533

End of year	$ 29,576,994	$ 28,626,322

See notes to financial statements.

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.   DESCRIPTION OF THE PLAN

The following description of the Connecticut Natural Gas Corporation (Company) Union Employee Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan was established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution thrift plan open to union employees of the Company, as well as the union employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan's provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

Employees are eligible to participate in the Plan in the first payroll period beginning on or after the first day of the month following the employee's date of employment if they are at least age 21, are employed full time, have completed at least 1000 hours of service in their first year of employment and are covered by a collective bargaining agreement between the Company and any union which provides for participation in the Plan.

Contributions

Eligible employees may elect to participate in the Plan and authorize payroll deductions of 1% to 50% of base pay, on a pre-tax basis, and between 1% and 10% of base pay on an after-tax basis as savings contributions to their accounts during each year, subject to the applicable collective bargaining agreement and to Code limitations. As of January 1, 2002, participants age 50 or over by the end of the Plan year, who have also made the maximum amount of pre-tax contributions permitted for the Plan year, can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2003 was $2,000 and increased by $1,000 a year until reaching a maximum of $5,000 in 2006.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

The Company will match a percentage of a participant's compensation depending on age or years of continuous service. The amount of the Company contribution will be determined

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.   DESCRIPTION OF THE PLAN  (Continued)

Contributions (Continued)

according to the schedule below. However, if a participant's elected contribution is less than the percentage contained in the schedule, the Company will match no more than the percentage contributed by the participant.

Years of Continuous Service	Or	Age Is	The Company Will Contribute
20 or more		45 or more	4 1/2% of compensation
10 but less than 20		35 but less than 45	3% of compensation
Less than 10		Under 35	2% of compensation

An exception to the above schedule exists for those Plan participants subject to the collective bargaining agreement between the Company and the employees in its Greenwich division. Each such participant who, as of April 1, 1998, had either (1) attained age 50 or (2) completed 30 years of continuous service is grandfathered with respect to a previous Plan provision entitling such individual to a matching contribution of up to 6% of compensation or the amount of the participant's contribution, if less.

Plan participants direct their contributions among various investment options in 1% increments, and they may elect to change their investment options at any time.

The Energy East Corporation Stock Fund is an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash.

Benefit Payments

Upon termination of employment due to retirement, disability or death, a participant (or the participant's beneficiary) may elect to receive a lump-sum distribution equal to the value of the participant's vested interest in the participant's account as soon as practicable following the termination date or defer the distribution to some future date.

Participants may request the withdrawal of certain account balances prior to termination of employment. Application for withdrawal of after-tax contributions and employee IRA contributions may be made once a year, and there are no Plan penalties for such withdrawals.

Vesting

Participants are fully vested in their own contributions to the Plan. Participants who were employees of the Company or any of its parent, subsidiaries or other affiliates at the time of the merger of the Company's parent with Energy East, are also fully vested in the Company's matching contributions, as are any participants who, while they are employees of the Company or its affiliates, as described above, may die, become disabled or reach their 65th birthday. All other participants have a vested interest in their Company Matching Account in the Plan equal to 20% thereof for each full year of Continuous Service, as defined in the Plan, so that a participant shall be fully vested in such Account after five (5) full years of Continuous Service. If a participant leaves the Company prior to full vesting, the non-vested portion of the Company's contribution is forfeited. All forfeitures are used to reduce future Company contributions.

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.   DESCRIPTION OF THE PLAN  (Continued)

Participant Loans

A Plan participant may borrow a minimum of $1,000 and up to a maximum of one-half of the participant's vested account balance or $50,000, less the highest outstanding loan balance in the prior 12 months, whichever is less. Each loan carries an interest rate of prime plus 1%, established on the first day of the calendar quarter in which the loan is made. Security for each loan is provided by one-half of the Plan participant's vested account balance. Two types of loans are available to Plan participants - 'general purpose' and 'principal residence' loans. Full repayment of each of these types of loans is required within five and 15 years following loan origination, respectively, and loan refinancing is not permitted. All loans require level amortization with principal and interest payments made at least quarterly and, for those Plan participants who are active employees, payments are made ratably through payroll deductions. No Plan participant may have more than one 'general purpose' loan and one 'principal residence' loan outstanding at any time. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination or will be considered a taxable distribution to the participant. The interest rate on loans outstanding at year end range from 5.00% to 10.50% for 2005 and 2004.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the participant's and the Company's contributions, and the participant's loan(s), if applicable. Allocations of Plan income are based on the share balances in the participants' accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The stable value fund is stated at contract value. The Energy East Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Payments of Benefits

Benefits are recorded when paid.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan subject to the Company's collective bargaining agreement. In the event of termination of the Plan, the net assets of the Plan are set aside, first for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participant's account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2005 and 2004:

	2005	2004

Energy East Corporation Stock Fund	$ 7,577,252	$ 9,029,130
T. Rowe Price Equity Income Fund	4,226,247	4,436,414
Fidelity Diversified International Fund	2,219,508	1,765,582
J.P. Morgan Stable Value Fund	4,718,683	4,699,345
Vanguard Explorer	3,193,175	3,394,773

The plan has a deposit administration contract with J.P. Morgan (JPM). JPM maintains the Plan's deposits in a synthetic guaranteed investment contract, to which it adds interest at the contract rate (adjusted quarterly, not below 0%; 5.4% at December 31, 2005). Deposits into this contract are guaranteed the contract minimum rate of return. The weighted average interest rate earned for the year ended December 31, 2005 was 4.82%. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit responsive as defined in SOP 94-4. The investment is carried at contract value as reported by JPM. The fair value of the investment is not materially different from its contract value at December 31, 2005.

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

3. INVESTMENTS (Continued)

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2005 and 2004, as follows:

	2005	2004

Registered Investment Companies	$ 389,879	$ 1,389,138
Stable Value Fund	216,812	83,832
Energy East Corporation Stock Fund	(1,305,369)	1,407,784

	$ (698,678)	$ 2,880,754

4.   INCOME TAX STATUS

In 1994 the Plan was amended and restated to meet the requirements of the Tax Reform Act of 1986, and the Plan received a favorable determination letter from the Internal Revenue Service dated October 24, 1994. The Plan has been amended since receiving the determination letter. The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies which were managed by Putnam Fiduciary Trust Company (Putnam) through December 30, 2004 and T. Rowe Price Retirement Plan Services (T. Rowe Price) as of December 31, 2004. Putnam was the trustee as defined by the Plan through December 30, 2004 and T. Rowe Price became the trustee as defined by the Plan effective December 31, 2004. Certain other investments are in the synthetic guaranteed investment contract managed by JPM or the Energy East Stock Fund. Transactions with these parties qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.   ADMINISTRATIVE EXPENSES

Substantially all administrative expenses are paid for by the Company.

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

	Identity of Issue	Description of Investment	Current Value

*	JPMCB Intermediate Bond Fund	Commingled Fund	$ 4,567,340
*	JPMCB Liquidity Fund	Commingled Fund	83,996
	Monumental Life Insurance Co.	Fully benefit responsive wrapper contract	22,449
	UBS AG	Fully benefit responsive wrapper contract	22,449
	IXIS Financial Products, Inc.	Fully benefit responsive wrapper contract	22,449

	Subtotal Stable Value Fund		4,718,683
	Pimco Total Return Fund	Registered Investment Company	1,002,011
*	T. Rowe Price Equity Income Fund	Registered Investment Company	4,226,247
	Domini Social Equity Class R	Registered Investment Company	22,052
	Fidelity Diversified International Fund	Registered Investment Company	2,219,508
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	877,726
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	272,688
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	130,790
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	614,325
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	877,370
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	679,441
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	323,860
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	509,307
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	23,019
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	150,679
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	7,185
*	T. Rowe Price Small-Cap Value Fund	Registered Investment Company	395,177
	Vanguard Explorer	Registered Investment Company	3,193,975
	Vanguard Institutional Index Fund	Registered Investment Company	930,551
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	7,577,252
*	Loan Fund	Participant Loans (5.00% - 10.50%)	792,548

	Total assets held at end of year		$ 29,544,394

*	Party-in-interest